

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2011

Via Email

Shlomo Kramer
President and Chief Executive Officer
Imperva, Inc.
3400 Bridge Parkway, Suite 200
Redwood Shores, CA 94065

> **Re: Imperva, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 6, 2011**
> **File No. 333-175008**

Dear Mr. Kramer:

We have reviewed your letter dated September 6, 2011 and the above-referenced filing, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated September 2, 2011.

General

1.   We note that page 3 of your letter dated September 1, 2011 indicates management's conclusion that "neither the market approach nor the income approach was considered appropriate for valuing the Company. Instead, [you] used the PWERM to estimate the fair value of the Company." This statement appears to contradict the disclosure on page 4 of that letter, which appears to indicate that you use variations of the market approach to determine fair value under the IPO and merger/sale scenarios. Please clarify this discrepancy in your disclosure.

2.   Additionally, please note that we are unable to conclude on your response to prior comments 20, 21 and 22 of our letter dated July 14, 2011 until you file your next amendment with the revised disclosure and estimated IPO price range.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics of Our Business, page 47

3.   We reissue prior comment 2. Although you have identified certain key metrics, and briefly discussed why your management believes that they are key metrics, you do not appear to have included management's discussion and analysis of the key business

metrics during the covered time periods, or how the changes will impact their decisions regarding your company going forward. For example, discuss how management:

- Used changes in net revenue to assess the acceptance of your products from your customers, your growth in the markets you serve and to establish your strategic and operating plans for future periods;
- Used changes in gross margin to assess the impact on your current and forecasted financial results from any changes to the pricing and mix of products you are selling to your customers;
- Used changes in your loss from operations to assess how effectively you are planning and monitoring your operations as well as controlling your operational costs;
- Evaluated the level of your cash, cash equivalents and short-term investments to ensure that you have sufficient liquidity to fund your operations, including the development of future products and product enhancements and the expansion into new sales channels and territories; and
- Considered changes in customer count in analyzing your market penetration, the productivity of your sales organization and the value that your products bring to your customer base.

Please revise. For guidance, refer to Section III.B of SEC Release No. 33-8350.

Exhibit List

4.   We reissue prior comment 6. On pages 131 and 132, you state that "pursuant to" their respective offer letters and under your 2003 Plan, you granted Mr. Strohm 100,000 shares of common stock and Mr. Slootman 80,000 shares of common stock. Any compensatory plan, contract or arrangement, in which any director participates is deemed material and shall be filed as an exhibit. See Item 601(b)(10)(iii)(A) of Regulation S-K. Please file your agreements with Messrs. Strohm and Slootman as exhibits.

You may contact Jaime John, Staff Accountant, at (202) 551-3446, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Anthony J. McCusker, Esq.
        Goodwin Procter LLP